June 2, 2016

VIA EDGAR SUBMISSION

Donald Field
Theresa Messinese, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:    Hertz Rental Car Holding Company, Inc.
        Registration Statement on Form 10
File No. 001-37665
Dear Mr. Field:
In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Hertz Rental Car Holding Company, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form 10 (File No. 001-37665) (the “Registration Statement”) to June 6, 2016, or as soon thereafter as practicable.
The Company hereby acknowledges that:
•    should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;
•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and
•    it may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform me at (239) 301-7290 or William L. Tolbert, Jr. of Jenner & Block LLP at (740) 633-9500, with written confirmation sent to the address listed on the cover of the Registration Statement.
Very truly yours,
HERTZ RENTAL CAR HOLDING COMPANY, INC.

By:	/s/ Richard J. Frecker

Name:	Richard J. Frecker

Title:	Senior Vice President, Deputy General Counsel, Secretary and Acting General Counsel

cc:    Lyn Shenk
Susan Block
Securities and Exchange Commission
Thomas A. Monson, Esq.
Jeffrey R. Shuman, Esq.
Jenner & Block LLP